Shayne Kennedy	650 Town Center Drive, 20th Floor
Direct Dial: 714.755.8181	Costa Mesa, California 92626-1925
shayne.kennedy@lw.com	Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com

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Attention: Barbara C. Jacobs

FOIA Confidential Treatment Request Under 17 C.F.R. §200.83

Re:	Switch, Inc. Registration Statement on Form S-1, as amended (Registration No. 333-220405)

Ladies and Gentlemen:

On behalf of Switch, Inc. (the “Company”), we submit this letter (the “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for equity-based compensation for its consideration during the review cycle so that the Company may be in a position to print a preliminary prospectus as promptly as practicable after filing an Amendment to the Registration Statement (the “Amendment”) for distribution on September 25, 2017.

We are respectfully requesting confidential treatment for the redacted portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in the Letter.

Preliminary IPO Price Range

The Company supplementally advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company’s board of directors and reflecting the input from the lead underwriters (the “Underwriters”) for the Company’s initial public offering (“IPO”), if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated price range would be approximately $[***]

[***[ Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

September 20, 2017

to $[***] per share for the Company’s Class A common stock (the “Preliminary Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”).

The Company’s final Preliminary Price Range remains under discussion between the Company and the Underwriters, particularly in light of the recent significant volatility in the capital markets, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

Equity Grants in Preceding 12 Months

As described in detail in the Registration Statement, the Company was recently formed to serve as the issuer of Class A common stock. Following the Transactions (as described in the Registration Statement) the Company will be a holding company and the sole manager of Switch, Ltd., and its principal asset will be the Common Units in Switch, Ltd. As a result, for financial reporting purposes, Switch, Ltd. is the financial predecessor of the Company and all consolidated financial information included in the Registration statement is that of Switch, Ltd.

Historically, equity grants to employees and directors of Switch, Ltd. have consisted of two types of Common Units: (i) incentive units, which contain a hurdle amount (similar to an option exercise price) that enables recipients to benefit from the appreciation in value of their incentive units above the hurdle amount (“Incentive Units”), and (ii) direct Common Unit awards with no hurdle amount (“Unit Awards”). Incentive Units typically include a vesting period of five years and the Unit Awards are granted fully-vested. Following the Transactions, each Common Unit will generally be redeemable by the holder for a share of Class A common stock of the Company or, at the Company’s option, a cash payment equal to a volume weighted average price of a share of Class A common stock. Accordingly, the economic value of a Common Unit and a share of Class A common stock are intended to be equivalent, which should allow a comparison between the Preliminary Price Range and the historical value of Common Units.

The following table summarizes by grant date the number of equity awards granted by Switch, Ltd. during the twelve months preceding the date of this letter (the “Period”).

Type of Award	Grant Date	Number of Common Units		Hurdle Amount	Estimated Fair Value Per Common Unit
Incentive Unit	December 1, 2016	386,146		$7.39	$7.39
Incentive Unit	December 28, 2016	305,841		$7.39	$7.39
Unit Award	December 1, 2016	17,760		N/A	$7.39
Unit Award	January 1, 2017	150,880		N/A	$7.39
Incentive Unit	September 7, 2017	9,011,572	*	$11.69	$11.69

*	Consists of an Incentive Award of 7,500,000 Incentive Units (the “CEO Award”) and an award of 1,511,572 Incentive Units to our President. The CEO Award provides for a “catch-up allocation” that allows the CEO to catch up some of the pre-grant Common Unit value associated with the hurdle amount.

[***[ Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

September 20, 2017

The number of Common Units subject to the CEO Award is subject to adjustment following the closing of the IPO and any exercise of the underwriters’ option to purchase additional shares to a number that equals 3.0% of all outstanding shares of common stock of Switch, Inc. at that time. Assuming the price per share of Class A common stock falls within the Preliminary Price Range, the Incentive Units underlying the CEO Award are expected to convert into Common Units following the Transactions on a one-to-one basis.

Estimated Fair Value Determination and Methodology

The discussion of Switch, Ltd.’s equity-based compensation is primarily contained in the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Equity-Based Compensation” (the “Section”). Historically, in the absence of a public trading market for the Common Units, the fair value of the Common Units underlying Switch, Ltd.’s equity-based awards has been determined on each grant date by the Switch, Ltd. board of managers (the “Board”), with input from management, using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “Practice Aid”). To assist its Board in determining the hurdle amount for any equity grants, Switch, Ltd. obtains independent third-party valuations each quarter that are performed using methodologies, approaches and assumptions consistent with the Practice Aid. For purposes of the awards in the table above, the Board considered independent third-party valuations of the fair value of the Common Units as of September 30, 2016 and June 30, 2017 (which were, respectively, the then most recent valuations). During this period, Switch, Ltd. also obtained independent third-party valuations as of December 31, 2016 and March 31, 2017. All Incentive Units were intended to be granted with a hurdle amount per unit no less than the fair value per unit of the Common Units underlying those awards on the date of grant.

In determining the fair value of the Common Units, Switch, Ltd. estimated the enterprise value of its business primarily using a weighted average approach of a combination of the following three methods: (i) comparable publicly traded data center company multiples; (ii) recent data center transaction multiples; and (iii) the discounted cash flow method based on Switch, Ltd.’s five-year forecast. The weighting of these three methods varied over time. Application of these approaches involves the use of estimates, judgment and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. The enterprise value was then allocated to the Common Units based upon the option pricing method (“OPM”). Finally, the value was adjusted to present value at a discount rate that accounted for lack of marketability considering that the Switch, Ltd. members cannot freely trade the Common Units in the public markets.

September 30, 2016 Valuation

On November 9, 2016, the Board obtained a third-party valuation of the fair value of the Common Units of Switch, Ltd. as of September 30, 2016 (the “September 2016 Valuation”). In accordance with the Practice Aid, the September 2016 Valuation used the income approach and the market approach to estimate an enterprise value.

[***[ Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

September 20, 2017

Income Approach. The income approach attempts to value an asset or security by estimating the present value of the future economic benefits it is expected to produce. These benefits can include earnings, cost savings, tax deductions, and disposition proceeds from the asset. An indication of value may be developed in this approach by discounting expected cash flows to their present value at a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation over the asset’s holding period, and the risks associated with realizing the cash flows in the amounts and at the times projected. The discount rate selected is typically based on rates of return available from alternative investments of similar type and quality as of the valuation date. The most commonly employed income approach to valuation is the discounted cash flow analysis, which is what was employed for the September 2016 Valuation.

Performing a discounted cash flow analysis requires the development and analysis of forecasted future financial performance of the subject company, including revenues, operating expenses, and taxes, as well as working capital and capital asset requirements. The discrete forecast period analyzed should extend at least to the point at which the company will be expected to have reached a steady state of growth and profitability. Projected cash flows are then discounted to a present value employing a discount rate that properly accounts for the estimated market weighted average cost of capital, as well as any risk unique to the subject cash flows. Finally, an assumption is made regarding the sustainable long-term rate of growth beyond the discrete forecast period, and a residual value is estimated and discounted to a present value. The sum of the present value of the discrete cash flows and the residual value represents the estimated fair value of the total invested capital of the entity.

The discounted cash flow analysis resulted in a fair value indication for the total members’ equity of Switch, Ltd. in the amount of $1.76 billion, on a minority, marketable basis.

Market Approach. The market approach attempts to value an asset or security by examining observable market values for similar assets or securities. For purposes of the September 2016 Valuation, the guideline public company method and the guideline transaction method were employed.

The guideline public company method is based upon the premise that indications of value for a given entity can be estimated based upon the observed valuation multiples of comparable public companies, the equity of which is freely-traded by investors in the public securities markets. The first step in such an analysis involves the selection of a peer group of companies from which it is believed relevant data can be obtained. The second step involves the calculation of the relevant valuation multiple or multiples for each company in the peer group. The final step involves the selection and application of the appropriate multiples to the relevant financial metrics of the subject company. Depending upon the nature of the multiple, the resulting value indication may be adjusted for assets not reflected in the specific multiple(s) applied.

The guideline public company method resulted in a fair value indication for the total members’ equity of Switch, Ltd. in the amount of $1.97 billion on a minority, marketable basis.

[***[ Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

September 20, 2017

The guideline transaction method is based upon the premise that indications of value for a given entity can be estimated based upon the valuation multiples implied by transactions involving companies that are comparable to the subject entity. The first step in such an analysis involves the identification of transactions from which it is believed relevant data can be obtained. The second step involves the calculation of the relevant valuation multiple or multiples for each transaction in the comparable group. The final step involves the selection and application of the appropriate multiples to the relevant financial metrics of the subject company. Depending upon the nature of the multiple, the resulting value indication may then be adjusted for assets not reflected in the specific multiples applied. While the guideline transaction method can sometimes yield meaningful indications of value, it is often the case that it is either difficult to find transactions involving closely comparable companies or that reliable data concerning the financial performance of the target company is simply not publicly-available. For these reasons, this method can be less reliable and, as such, it is less commonly used than the discounted cash flow and guideline public company methods.

The guideline transaction method resulted in a fair value indication for the total members’ equity of Switch, Ltd. in the amount of $1.58 billion on a minority, marketable basis.

For purposes of estimating the enterprise value, the valuation firm weighted the various approaches 45% for the discounted flow method, 45% for the guideline public company method and 10% for the guideline transaction method. The resulting fair value estimate was $1.84 billion.

The OPM was then utilized to allocate the estimated enterprise value to Switch, Ltd.’s Common Units. The OPM uses option theory to value the various classes of a company’s securities in light of their respective claims to the enterprise value. Total members’ equity value is allocated to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the rights and preferences of each class. A Black-Scholes closed form option pricing model is typically employed in this analysis, with an option term assumption that is consistent with management’s expected time to a liquidity event and a volatility assumption based on the estimated stock price volatility of a peer group of comparable public companies over a similar term.

Given the Common Units represent a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made to account for the lack of liquidity that a Common Unit holder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”). For purposes of the September 2016 Valuation, both an option based analyses and a restricted stock study comparative analysis were performed in an effort to estimate the appropriate DLOM for the Common Units. The September 2016 Valuation used a DLOM of 17.5%.

As a result of the foregoing analysis, the September 2016 Valuation estimated the fair value of the Common Units to be $7.39 per unit.

December 31, 2016 Valuation

[***[ Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

September 20, 2017

On April 25, 2017, the Board obtained a third-party valuation of the fair value of the Common Units of Switch, Ltd. as of December 31, 2016 (the “December 2016 Valuation”). In accordance with the Practice Aid, the December 2016 Valuation used the income approach and the market approach (each of which is described in more detail above) to estimate an enterprise value.

Income Approach. Consistent with the September 2016 Valuation, the December 2016 Valuation used the discounted cash flow analysis to estimate the enterprise value under the income approach. The discounted cash flow analysis resulted in a fair value indication for the total members’ equity of Switch, Ltd. in the amount of $1.88 billion, on a minority, marketable basis.

Market Approach. For purposes of the market approach, the December 2016 Valuation relied on the guideline public company method and the guideline transaction method to estimate the enterprise value of Switch, Ltd. under the market approach. The guideline public company method resulted in a fair value indication for the total members’ equity of Switch, Ltd. in the amount of $2.01 billion on a minority, marketable basis. The guideline transaction method resulted in a fair value indication for the total members’ equity of Switch, Ltd. in the amount of $1.47 billion.

For purposes of estimating the enterprise value, the valuation firm weighted the various approaches 47.5% for the discounted flow method, 47.5% for the guideline public company method and 5% for the guideline transaction method. The resulting fair value estimate was $1.92 billion.

The OPM was then utilized to allocate the estimated enterprise value to Switch, Ltd.’s Common Units and a DLOM was applied to account for the lack of marketability in the securities. The DLOM for the December 2016 Valuation was 17.5%.

As a result of the foregoing analysis, the December 2016 Valuation estimated the fair value of the Common Units to be $7.71 per unit.

March 31, 2017 Valuation

On May 26, 2017 the Board obtained a third-party valuation of the fair value of the Common Units of Switch, Ltd. as of March 31, 2017 (the “March 2017 Valuation”). In accordance with the Practice Aid, the March 2017 Valuation used the income approach and the market approach (each of which is described in more detail above) to estimate an enterprise value. The March 2017 Valuation notes that in May 2017 Switch, Ltd. had retained investment bankers to assist it with pursuing the IPO. In arriving at the estimate of the fair value of the total members’ equity of Switch, Ltd., the valuation report explicitly considered this information, allowing for the risk associated with both the timing and successful completion of an IPO.

Income Approach. Consistent with the prior valuations, the March 2017 Valuation used the discounted cash flow analysis to estimate the enterprise value under the income approach. The report noted that the exit multiple used for purposes of the discounted cash flow analysis had

[***[ Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

September 20, 2017

increased relative to the prior valuation in light of the increased visibility concerning the IPO, while giving consideration to the additional risk of the forecasted terminal year revenue and an assumption that growth would be slowing. The discounted cash flow analysis resulted in a fair value indication for the total members’ equity of Switch, Ltd. in the amount of $2.64 billion, on a minority, marketable basis.

Market Approach. For purposes of the market approach, the March 2017 Valuation relied on the guideline public company method to estimate the enterprise value of Switch, Ltd. under the market approach. The guideline public company method resulted in a fair value indication for the total members’ equity of Switch, Ltd. in the amount of $2.59 billion on a minority, marketable basis. The valuation firm also attempted to employ the guideline transaction method, researching comparable transactions and gathering limited data; however, none of the then-current transaction data involved target companies with growth and profitability that were comparable to Switch, Ltd. As a result, the guideline transaction method was not used.

For purposes of estimating the enterprise value, the valuation firm weighted the various approaches 50% for the discounted flow method and 50% for the guideline public company method. The resulting fair value estimate was $2.62 billion.

The OPM was then utilized to allocate the estimated enterprise value to Switch, Ltd.’s Common Units and a DLOM was applied to account for the lack of marketability in the securities. After considering the data gathered and the analyses performed, including Switch, Ltd.’s progress towards its IPO, the DLOM for the March 2017 Valuation was determined to be 15%.

As a result of the foregoing analysis, the March 2017 Valuation estimated the fair value of the Common Units to be $10.75 per unit.

June 30, 2017 Valuation

On August 17, 2017 the Board obtained a third-party valuation of the fair value of the Common Units of Switch, Ltd. as of June 30, 2017 (the “June 2017 Valuation”). In accordance with the Practice Aid, the June 2017 Valuation used the income approach and the market approach (each of which is described in more detail above) to estimate an enterprise value. The June 2017 Valuation also noted that in May 2017 Switch, Ltd. had retained investment bankers to assist it with pursuing the IPO. In arriving at the estimate of the fair value of the total members’ equity of Switch, Ltd., the valuation report explicitly considered this information, allowing for the risk associated with both the timing and successful completion of an IPO.

Income Approach. Consistent with the September 2016 Valuation, the June 2017 Valuation used the discounted cash flow analysis to estimate the enterprise value under the income approach. The report noted that the exit multiple used for purposes of the discounted cash flow analysis had increased relative to the prior valuation in light of the increased visibility concerning the IPO, while giving consideration to the additional risk of the forecasted terminal year revenue and an assumption that growth would be slowing. The discounted cash flow

[***[ Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

September 20, 2017

analysis resulted in a fair value indication for the total members’ equity of Switch, Ltd. in the amount of $2.87 billion, on a minority, marketable basis.

Market Approach. For purposes of the market approach, the June 2017 Valuation relied on the guideline public company method to estimate the enterprise value of Switch, Ltd. under the market approach. The guideline transaction method was not used for purposes of this valuation report as no relevant guideline transactions were identified upon which to base the analysis. The guideline public company method resulted in a fair value indication for the total members’ equity of Switch, Ltd. in the amount of $2.67 billion on a minority, marketable basis.

For purposes of estimating the enterprise value, the valuation firm weighted the various approaches 50% for the discounted flow method and 50% for the guideline public company method. The resulting fair value estimate was $2.77 billion.

The OPM was then utilized to allocate the estimated enterprise value to Switch, Ltd.’s Common Units and a DLOM was applied to account for the lack of marketability in the securities. After considering the data gathered and the analyses performed, including Switch, Ltd.’s progress towards its IPO, the DLOM for the June 2017 Valuation was determined to be 12.5%.

As a result of the foregoing analysis, the June 2017 Valuation estimated the fair value of the Common Units to be $11.69 per unit.

Equity Grants and Fair Value Determinations

The following discussion provides additional detail into the Board’s determination of the estimated fair value of the Common Units as of each grant date identified in the table above.

December 2016 Grants

In December 2016 the Board granted 691,987 Incentive Units with a hurdle amount of $7.39 per unit and 17,760 Unit Awards. The Board determined that the fair value of a Common Unit at the time was $7.39. This determination was based on consideration of the objective and subjective factors described in the Section, including the September 2016 Valuation. In considering the September 2016 Valuation, the Board concluded that no significant internal or external value-generating events had taken place since the date of valuation and that none were expected to occur in the near term. Once it was available, the Board reviewed the December 2016 Valuation, noting the $0.32 per unit increase in estimated fair value. The Board determined that the impact of this increase would have had an immaterial effect on the expense associated with grants.

January 2017 Grants

On January 1, 2017, the Board granted 150,880 Unit Awards. The Board determined that the fair value of a Common Unit at the time of grant was $7.39. At the time of grant, the most recent third-party valuation was the September 2016 Valuation. The Board’s fair value determination was based on consideration of the objective and subjective factors described in the

[***[ Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

September 20, 2017

Section, including the September 2016 Valuation. In considering the September 2016 Valuation, the Board concluded that no significant internal or external value-generating events had taken place since the date of valuation and that none were expected to occur in the near term. Once it was available, the Board reviewed the December 2016 Valuation, noting the $0.32 per unit increase in estimated fair value. The Board determined that the impact of this increase would have had an immaterial effect on the expense associated with grants.

September 2017 Grants

On September 7, 2017, the Board granted an aggregate 9,011,572 Incentive Units with a hurdle amount of $11.69 per unit, which price the Board determined to be the fair value of a Common Unit at the time of grant. This determination was based on consideration of the objective and subjective factors described in the Section, including the June 2017 Valuation. In considering the June 2017 Valuation, the Board concluded that no significant internal or external value-generating events had taken place since the date of the June 2017 Valuation. Importantly, the Underwriters did not provide the Board with its estimated price range for the IPO until September 15, 2017.

Discussion of Price Range

As is typical in IPOs, the Preliminary Price Range for the offering was not derived using a formal determination of fair value, but was determined by negotiations between the Company and the Underwriters. Among the factors that were considered in setting this range were:

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in the Company’s industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	the Company’s historical performance;

•	estimates of the Company’s business potential and earnings prospects;

•	as assessment of the Company’s management;

•	an assumption that there would be a receptive public trading market for data center companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s Class A common stock to support an offering of the size contemplated by the Company.

The Company respectfully advises the Staff that it believes the difference in the per unit fair value of Switch, Ltd.’s Common Units as of the September 2017 Incentive Unit grants and

[***[ Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

September 20, 2017

the Preliminary Price Range for the Company’s Class A common stock for this offering is primarily due to the following factors:

•	Switch Ltd. and the third-party firm utilized quantitative methodologies to determine the fair value of the Common Units, which may differ from the more qualitative and subjective methodologies that may be used by some public market investors to determine the price they are willing to pay in an IPO. Also, other factors may have an impact, such as the inherent uncertainty of completing a successful IPO and the possibility that the actual offering price could be substantially lower than the estimated offering price range provided by the Company’s underwriters.

•	The Company respectfully submits that the difference between the fair value per unit of the Common Units granted during the Period and the Preliminary Price Range is primarily attributable to the fact that the methodology applied for determining the fair value of Common Unit during the Period incorporated multiple assumptions and probabilities that do not apply to the establishment of a Preliminary Price Range. Additionally, because the Company will now be publicly traded, there is no DLOM. In contrast, the Preliminary Price Range assumes with 100% probability that the Company completes an IPO. Additionally, the Preliminary Price Range assumes only a single potential liquidity event and does not include other liquidity events that the Company included in its valuation methodologies. As a result, the Preliminary Price Range was not affected by other expected business equity values from other potential future liquidity events nor DLOM.

•	Investment bankers informed the Company that the market multiples considered by the banks in determining the Preliminary Price Range had increased subsequent to September 7 as a result of favorable market conditions.

•	The Preliminary Price Range represents a future price for shares of Class A common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Common Units during the Period represents a contemporaneous estimate of the fair value of Common Units that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. This illiquidity also accounts for a substantial difference between the fair value of the Common Units as of the award grant dates and the Preliminary Price Range.

•	The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility.

Conclusion

[***[ Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

September 20, 2017

The Company has historically determined the fair value of its common stock consistent with the guidance set forth in the Practice Guide, including, specifically, its use of OPM, which is an accepted valuation method under the Practice Guide. The Company believes that the deemed per Common Unit values used as the basis for determining equity-based compensation in connection with its equity awards during the Period and the Preliminary Price Range are reasonable and appropriate for the reasons described herein.

* * * * *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8181 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Shayne Kennedy

Shayne Kennedy of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Rob Roy, Founder, Chief Executive Officer and Chairman, Switch, Inc.

Thomas Morton, Esq., President and General Counsel, Switch, Inc.

Chase Leavitt, Esq., Deputy General Counsel, Switch, Ltd.

Charles K. Ruck, Latham & Watkins LLP

Kenneth J. Gordon, Goodwin Procter LLP

Richard A. Kline, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

[***[ Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.